Elron Electronic Industries Ltd.
3 Azrieli Center
42nd Floor
Tel Aviv, Israel 67023

                      November 16, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Robert Telewicz, Senior Staff Accountant

RE:	Elron Electronic Industries Ltd. Form 20-F for the year ended December 31, 2008 Filed June 29, 2009 File No. 0-11456

Dear Ladies and Gentlemen:

Reference is made to the comment letter dated November 3, 2009 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Elron Electronic Industries Ltd. (the “Company”) relating to the Company’s Form 20-F for the year ended December 31, 2008.

Form 20-F for the Year Ended December 31, 2008

Item 18: Financial Statements

Given Imaging and its Subsidiaries

Note 1 - Organization and Summary of Significant Accounting Policies

H. Marketable Securities, page 10

1.           We note your response to our prior comment six. Please explain to us how the balances disclosed in footnote 1H to the consolidated financial statements for Given Imaging LTD and its Subsidiaries  for 2008 reconcile to the Short-term investments and Marketable securities line items disclosed in the Consolidated Balances Sheets on page 3. Additionally, please inform for us that all of your investments accounted for under SFAS 115 have been classified as available for sale securities as of December 31, 2008.

Response:

We have been informed by Given Imaging as follows:

Footnotes 1H and 5 in Given Imaging’s Consolidated Financial Statements for the year ended December 31, 2008 disclosed the accounting treatment and amounts of Given Imaging’s investment in marketable securities which totaled $ 44,317 thousand as at that date. As indicated, of this amount, $14,254 thousand related to current maturities and $30,063 thousand was in respect of amounts due after one year.

The balance sheet amount of short term investments totaling $28,509 thousand as of December 31, 2008 includes the current maturities of the available for sale securities in the amount of $14,254 thousand (as stated in note 5) and in addition includes  $14,255 thousand in respect of short term bank deposits. Given Imaging has informed us that in future filings, it will provide, in the footnote, a reconciliation of the balances.

In addition, Given Imaging has asked to inform you that as indicated in footnote 1H of Given Imaging’s Consolidated Financial Statements, all of Given’s investments accounted for under SFAS 115 have been classified as available for sale securities as of December 31, 2008.

Item 19, Exhibits, Page 126.

2.           We note your response to our prior comment seven in your letter dated September 17, 2009 that you will file the loan agreements and/or English summaries thereof. Please file these agreements as soon as possible. If you file English summaries, please confirm that such agreements will be filed in accordance with Exchange Act 12b-12(b) and that your business is not substantially dependent on such agreements.

Response:

The Company's business is not substantially dependent upon the loan agreements; however, certain of the agreements are with a related party and accordingly the Company will file English translations of such agreements and summaries of the other agreements.  The Company is in the process of translating and summarizing these agreements, as applicable, and will file an amendment to its Form 20-F with these translations and summaries as soon as they have been completed.

General

3.           Please provide a statement regarding the company's awareness of its obligations under the Securities Act of 1933 and the Exchange Act of 1934, signed by an appropriate officer of the company, as requested below.

Response:

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                   Sincerely,

                  /s/ Rinat Remler
                   Rinat Remler

cc:   Mr. Paul Weinberg, Adv
Mr. Yaron Elad
Mr. Ariel Speier, Partner- KOST FORER GABBAY & KASIERER
Ms. Erin Martin, Attorney Advisor, Division of Corporation Finance
Jennifer Gowetski, Senior Counsel, Division of Corporation Finance